UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Westmoreland Coal Company

(Exact name of registrant as specified in its charter)

Delaware	23-1128670
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

9540 South Maroon Circle, Suite 200 Englewood, CO	80112
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box:  ☐

Securities act registration statement or Regulation A offering statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Explanatory Note

This Amendment No. 1 amends the registration statement on Form 8-A (File No. 001-11155) originally filed with the Securities and Exchange Commission by Westmoreland Coal Company (the “Company”) on April 29, 2011, in order to update the description of the Company’s capital stock contained therein.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

The Company’s authorized capital stock consists of 30,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of September 2, 2015, the Company had 18,001,918 shares of common stock outstanding and 0 shares of preferred stock outstanding. The Company’s common stock is listed on the NASDAQ Global Market under the symbol “WLB.”

Common Stock

The Company is authorized to issue one class of common stock. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election by the holders of the Company’s common shares. Holders of common stock are entitled to receive proportionately any dividends as may be declared by the Company’s board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of the Company’s liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately the Company’s net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future. All outstanding shares of the Company’s common stock are fully paid and nonassessable.

Preferred Stock

Under the terms of the Company’s certificate of incorporation, the Company’s board of directors is authorized to issue shares of preferred stock, in one or more series, without stockholder approval. The Company’s board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock.

The purpose of authorizing the Company’s board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the Company’s outstanding voting stock.

Anti-Takeover Effects of Delaware General Corporate Law

The Company is subject to Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the prior approval of the Company’s board of directors. A business combination includes mergers, consolidations, asset sales, and other transactions involving us and an interested stockholder. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of the Company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Under the Company’s bylaws, any vacancy in a directorship or any new directorship is created by an increase in the authorized number of directors, that vacancy or newly created directorship may only be filled only by a majority vote of the directors then in office, even if less than a quorum. This provision could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company’s company.

The Company’s bylaws provide that any action required or permitted to be taken by the Company’s stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. The Company’s bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Company’s chief executive officer or a majority of the Company’s board of directors. In addition, the Company’s bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders, including proposed nominations of candidates for election to the Company’s board of directors. Stockholders at a meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Company’s board of directors or by a stockholder who has delivered timely written notice in proper form to the Company’s secretary of the stockholder’s intention to bring such business before the meeting and provided the information required by the Company’s bylaws. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of the Company’s outstanding voting securities.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Subject to the rights of the holders of any series of preferred stock that the Company may issue in the future, the Company’s charter does not include any greater vote requirements. The Company’s bylaws may be amended or repealed by the Company’s board of directors or by the stockholders.

Limitation of Liability and Indemnification Matters

As permitted by the DGCL, the Company’s certificate of incorporation contains provisions that limit or eliminate the personal liability of the Company’s directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of a corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or the Company’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or the Company’s stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

Additionally, as permitted by the DGCL, the Company’s bylaws provide that the Company shall indemnify the Company’s directors, officers, managers and supervisors to the extent such indemnification is not prohibited by the DGCL and the Company shall advance expenses to the Company’s directors, officers, managers and supervisors in connection with a legal proceeding upon receipt of an undertaking to repay such expenses if it is ultimately determined that such person is not entitled to indemnification; the rights provided in the Company’s certificate of incorporation are not exclusive. Insofar as indemnification for liabilities arising under the Securities Act may be extended to directors, officers or persons controlling us pursuant to the foregoing, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of the Company’s counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and the Company will be governed by the final adjudication of such issue.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Broadridge Corporate Issuer Solutions, Inc.

Listing

The Company’s common stock is listed on the NASDAQ Global Market under the symbol “WLB.”

Item 2.	Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered on The NASDAQ Global Market and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 3, 2015

WESTMORELAND COAL COMPANY

By:	/s/ Jennifer S. Grafton
Name:	Jennifer S. Grafton
Title:	SVP, Chief Administrative Officer and Secretary